RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

REPORT FOR THE QUARTER AND 6 MONTHS ENDED 30 JUNE 2005
* Randgold Resources delivers more profits and celebrates 10 'solid gold' years
* Loulo Gold Mine builds run of mine stockpiles and starts commissioning
* Loulo underground development study doubles company's reserves * Tongon prefeasibility update underpins growth prospects

Randgold Resources Limited has 59.5 million shares in issue as at 30 June 2005

CONSOLIDATED INCOME STATEMENT

                            Unaudited   Unaudited  Unaudited
                              quarter     quarter    quarter
                                ended       ended      ended
                               30 Jun      31 Mar     30 Jun
US$000                           2005        2005       2004
Gold sales revenue             27 963      31 986     12 200
Cost of sales
Production costs                6 953      10 839      8 243
Transport and
refinery costs                     62          67         46
Transfer to
deferred stripping
costs                           2 664         209       (580)
Cash operating costs*           9 679      11 115      7 709
Royalties                       1 959       2 162        863
Total cash costs*              11 638      13 277      8 572
Profit from mining
activity*                      16 325      18 709      3 628
Depreciation and
amortisation                    2 307       2 595      2 286
Exploration and
corporate
expenditure                     4 558       5 536      4 171
Profit/(loss) from
operations*                     9 460      10 578     (2 829)
Interest received                 364         325        230
Interest expense                 (300)       (345)      (455)
Profit on financial
instruments                         -           -      7 653
Profit on sale of Syama             -           -      7 070
Other (expenses)
and income                     (1 577)      1 850          6
Share-based payments (ss)        (825)       (288)      (175)
Profit on ordinary
activities before
taxes and minority
interests                       7 122      12 120     11 500
Income tax                          -           -          -
Minority shareholders'
interest                            -           -          -
Net profit                      7 122      12 120     11 500
Basic earnings
per share (US$)                  0.12        0.20       0.20(ss)
Fully diluted earnings
per share (US$)                  0.11        0.20       0.20(ss)
Average shares
in issue (000)                 59 481      59 394     58 547

CONSOLIDATED INCOME STATEMENT (continued)

                                       Unaudited    Unaudited
                                        6 months     6 months
                                           ended        ended
                                          30 Jun       30 Jun
US$000                                      2005         2004
Gold sales revenue                        59 949       27 474
Cost of sales
Production costs                          17 792       17 011
Transport and refinery costs                 129           98
Transfer to deferred stripping
costs                                      2 873       (2 968)
Cash operating costs*                     20 794       14 141
Royalties                                  4 121        1 942
Total cash costs*                         24 915       16 083
Profit from mining activity*              35 034       11 391
Depreciation and amortisation              4 902        4 707
Exploration and corporate
expenditure                               10 094        7 187
Profit/(loss) from operations*            20 038         (503)
Interest received                            689          522
Interest expense                            (645)        (920)
Profit on financial instruments                -        1 806
Profit on sale of Syama                        -        7 070
Other (expenses) and income                  273       (1 168)
Share-based payments (ss)                 (1 113)        (347)
Profit on ordinary activities
before taxes and minority
interests                                 19 242        6 460
Income tax                                     -            -
Minority shareholders' interest                -            -
Net profit                                19 242        6 460
Basic earnings per share (US$)              0.32         0.11(ss)
Fully diluted earnings per share
(US$)                                       0.31         0.11(ss)
Average shares in issue (000)             59 448       58 547

CONSOLIDATED CASH FLOW STATEMENT
                                       Unaudited    Unaudited
                                        6 months     6 months
                                           ended        ended
                                          30 Jun       30 Jun
US$000                                      2005         2004
Profit on ordinary activities
before taxation and
minority interest                         19 242        6 460
Adjustment for non-cash items             14 060       (9 485)
Working capital changes                  (17 494)       1 779
Net cash generated/(utilised)
by operations                             15 808       (1 246)
Net cash utilised in investing
activities
  Additions to property,
  plant and equipment                    (53 497)     (24 442)
  Financing of contractors               (13 071)           -
  Movements in restricted cash                 -        3 882
  Disposal of Syama - net of
  cash disposed                                -        8 571
Net cash generated by
financing activities
  Ordinary shares issued                     637           58
  Increase/(decrease) in
  long-term borrowings                    28 439       (9 162)
Net decrease in cash and
cash equivalents                         (21 684)     (22 339)
Cash and cash equivalents
at beginning of period                    78 240      105 475
Cash and cash equivalents
at end of period                          56 556       83 136

CONSOLIDATED BALANCE SHEET

                             Unaudited   Audited   Unaudited
                                    at        at          at
                                30 Jun    30 Dec      30 Jun
US$000                            2005      2004        2004
Assets
Non-current assets
Property, plant and
equipment                      178 449   129 854      89 891
Cost                           205 136   151 639     103 977
Accumulated depreciation
and amortisation               (26 687)  (21 785)    (14 086)
Deferred stripping
costs                            6 871     8 514       8 301
Long-term ore
stockpiles                      23 813    12 054       8 669
Total non-current
assets                         209 133   150 422     106 861
Current assets
Deferred stripping
costs                            5 140     6 370       6 211
Inventories and
stockpiles                      10 089     9 762       5 272
Receivables                     41 949    23 667      16 907
Cash and equivalents            56 556    78 240      83 136
Total current assets           113 734   118 039     111 526
Total assets                   322 867   268 461     218 387
Total shareholders'
equity                         213 800   191 169     186 428
Non-current liabilities
Long-term borrowings            68 755    40 718       7 439
Loans from minority
shareholders in
subsidiaries                     1 487     1 621       1 343
Deferred financial
liabilities                     14 030    15 668       4 680
Provision for
environmental
rehabilitation                   8 872     3 701       3 552
Total non-current
liabilities                     93 144    61 708      17 014
Current liabilities
Accounts payable
and accrued
liabilities                     15 923    15 584      14 945
Total current
liabilities                     15 923    15 584      14 945
Total equity and
liabilities                    322 867   268 461     218 387

The results have been prepared in accordance with International Financial
Reporting Standards (IFRS).

* Refer to other financial measures provided.

(ss) Reflects adoption of IFRS2: Share-based payment.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
                                      Number of   Share     Share
                                       ordinary  capital  premium
                                         shares  US$000    US$000
Balance -
31 December 2003                     29 260 385   2 926   200 244
March 2004 quarter
Net loss                                      -       -         -
Share-based payments                          -       -         -
Share options exercised                   3 000       -        13
Share split (a)                      29 263 385       -         -
Capital reduction (b)                         -       -  (100 000)
June 2004 quarter
Net profit                                    -       -         -
Share-based payments                          -       -         -
Movement on cash flow hedges                  -       -         -
Share options exercised                  20 600       1        44
Balance -
30 June 2004                         58 547 370   2 927   100 301
Balance -
31 December 2004
(as previously
reported)                            59 226 694   2 961   102 342
Adoption of IFRS2
share-based payments                          -       -         -
Balance -
31 December 2004                     59 226 694   2 961   102 342
March 2005
Net profit                                    -       -         -
Share-based payments                          -       -         -
Movement on cash flow hedges                  -       -         -
Share options exercised                 176 800       9       538
June 2005
Net profit                                    -       -         -
Share-based payments                          -       -         -
Movement on cash flow hedges                  -       -         -
Share options exercised                  35 400       2        88
Restricted shares
issued as remuneration #                161 735       8         -
Treasury shares
held by company #                      (107 825)     (5)        -
Shares vested #                               -       -       735
Balance -
30 June 2005                         59 492 804   2 975   103 703

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)
                                      Other Accumulated             Total
                                   Reserves         Profits        equity
                                     US$000          US$000        US$000
Balance -
31 December 2003                     (7 403)        (18 580)      177 187
March 2004 quarter
Net loss                                  -          (5 040)(ss)     (5 040)(ss)
Share-based payments                      -             172(ss)         172(ss)
Share options exercised                   -               -            13
Share split (a)                           -               -             -
Capital reduction (b)                     -         100 000             -
June 2004 quarter
Net profit                                -          11 500(ss)       11 500(ss)
Share-based payments                    175(ss)              -           175(ss)
Movement on cash
flow hedges                           2 376               -         2 376
Share options
exercised                                 -               -            45
Balance -
30 June 2004                         (4 680)(ss)       87 880(ss)      186 428
Balance -
31 December 2004
(as previously
reported)                            15 668         101 534       191 169
Adoption of IFRS2
share-based payments                  1 321          (1 321)            -
Balance -
31 December 2004                    (15 668)(ss)      101 534(ss)      191 169
March 2005
Net profit                                -          12 120        12 120
Share-based payments                    288               -           288
Movement on cash
flow hedges                           1 690               -         1 690
Share options
exercised                                 -               -           547
June 2005
Net profit                                -           7 122         7 122
Share-based payments                    823               -           823
Movement on cash
flow hedges                             (52)              -           (52)
Share options
exercised                                 -               -            90
Restricted shares
issued as
remuneration #                            -               -             8
Treasury shares
held by company #                         -               -            (5)
Shares vested #                        (735)              -             -
Balance -
30 June 2005                        (12 333)        119 455       213 800

(ss)   Reflects adoption of IFRS2: Share-based payment.

Share split: A special resolution was passed on 26 April 2004 to divide each of the ordinary shares of US$0.10 in the company into two ordinary shares of
US$0.05 each.

Capital reduction: A special resolution was passed at the annual general meeting in April 2004, which was subsequently approved by the Court in Jersey, to extinguish accumulated losses by reducing the company's share premium account by
US$100 million in order to permit future dividend payments.

# Restricted shares were issued to directors as remuneration. Of these shares, only 53 910 have vested, while the remainder of the shares are still held by the company as treasury shares. The US$0.7 million represents the costs of the shares which have vested, previously charged to other reserves.

OTHER FINANCIAL MEASURES
The company uses the following pro forma disclosures as it believes that this information is relevant to the mining industry.

TOTAL CASH COSTS PER OUNCE are calculated by dividing total cash costs, as determined using the Gold Institute Industry Standard, by gold ounces produced for all periods presented.

TOTAL CASH COSTS, as defined in the Gold Institute Industry Standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpile, transfers to and from deferred stripping and royalties. Total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS or US GAAP measures or an indicator of the company's performance. The company believes that total cash cost per ounce is a useful indicator to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in costs as the company's operations mature, a measure of a company's gross margin per ounce, by comparison of total cash cost per ounce to the spot price of gold, and a benchmark of performance to allow for comparison against other companies.

CASH OPERATING COSTS are defined as total cash costs excluding royalties.

TOTAL CASH OPERATING COSTS PER OUNCE are calculated by dividing cash operating costs by gold ounces produced for all periods presented.

PROFIT FROM MINING ACTIVITY is calculated by subtracting total cash costs from gold sales revenue for all periods presented.

PROFIT FROM OPERATIONS is calculated by subtracting depreciation and amortisation charges and exploration and corporate expenditure from profit from mining activity.

RECONCILIATION TO US GAAP
The preliminary condensed financial statements presented in this report have been prepared in accordance with International Financial Reporting Standards
(IFRS), which differ in certain significant respects from Generally Accepted
Accounting Principles in the United States (US GAAP). The effect of applying US
GAAP to net income and shareholder's equity is set out below.

                                           6 months    6 months
                                            30 June     30 June
Reconciliation of net income
(US$000)                                       2005        2004
Net income under IFRS                        19 242       6 460
Share-based payment compensation#               637       1 622
Development costs*                           (3 186)          -
Net income under US GAAP                     16 693       8 082
Movement in cash flow hedges
during the period                             1 638       2 376
Comprehensive income under
US GAAP                                      18 331      10 458
Basic earnings per share under
US GAAP (US$)                                  0.28        0.14
Fully diluted earnings per share
under US GAAP (US$)                            0.27        0.14
Shareholders' equity under
IFRS                                        213 800     186 428
Development costs*                           (7 102)          -
Shareholders' equity under
US GAAP                                     206 698     186 428

* Drilling costs of US$3.2 million relating to the underground development study at Loulo have been capitalised under IFRS for 2005 (2004: US$3.9 million). Under
US GAAP, these costs may not be capitalised since they do not relate to the addition of reserves as defined in SEC Industry Guide 7.

# These adjustments include differences between accounting for share-based compensation under IFRS and US GAAP. Prior to 1 January 2005, there was no requirement to recognise share option compensation expenses under IFRS, although there was such a requirement under US GAAP and APB 25. The group adopted IFRS 2, accounting for share-based payment from 1 January 2005, in accordance with the
Standard's transitional provisions. The method of calculation of the expenses is different under IFRS and US GAAP, and an adjustment for US GAAP has accordingly been made.

ACCOUNTING POLICIES
The preliminary condensed financial statements in this report have been prepared in accordance with the group's accounting policies, which are in terms of IFRS and are consistent with the prior period.

Joint ventures are those investments in which the group has joint control and are accounted for under the proportional consolidation method. Under this method, the proportion of assets, liabilities, income and expenses and cash flows of each joint venture attributable to the group are incorporated in the consolidated financial statements under appropriate headings. Inter-company accounts and transactions are eliminated on consolidation.

No segmental information has been provided, as the source and nature of the enterprise's risks and returns are not governed by more than one segment.

The group adopted IFRS 2, accounting for share-based payment from 1 January
2005, in accordance with the Standard's transitional provisions. The Standard requires an entity to recognise share-based payment transactions in its financial statements. The comparatives have been adjusted accordingly. The effect of the change is a charge of US$1.1 million for the six months ended 30
June 2005 and a charge of US$1.3 million for the year ending 31 December 2004.

FINANCIAL INSTRUMENTS
No further ounces have been hedged during this quarter.

The group's hedging position which all relates to the Loulo project financing, was as follows at 30 June 2005:
                             Forward         Forward
                               Sales           sales
Maturity date                 Ounces          US$/oz
December 2005                 12 504             430
December 2006                 93 498             431
December 2007                103 500             435
December 2008                 80 498             431
December 2009                 75 000             430
Total                        365 000             432

This represents approximately 36% of planned open pit production at Loulo for the period that the project finance is in place. The financial instruments are a matched hedge and any movements in marked-to-market valuation are accounted for in the other comprehensive income reserve.

Morila's production is completely exposed to spot gold prices.

COMMENTS
Profit from mining activity for the six months ended June 2005 compared to the comparative period ended June 2004 improved by 208%, mainly as a result of increased revenues from higher grades and better recoveries. The lower recoveries in 2004 were due to the commissioning of the plant expansion at
Morila in 2004. The quarter on quarter decrease in profit from mining is attributable to higher ounces sold in the March quarter resulting from sales from gold that was in inventory at December 2004.

Profit from mining activity for the current quarter of US$16.3 million was significantly higher than the corresponding quarter in 2004 and down US$2 million from the previous quarter.

Production costs of US$6.9 million in the current quarter were down compared to the quarter ended 31 March 2005 mainly as a result of an over provision for diesel consumption at Morila in the previous quarter which was corrected in the current quarter.

Exploration and corporate expenditure for the six months is US$10 million, up from US$7 million for the corresponding period in 2004 and is a reflection of increased exploration activity in 2005, particularly drilling.

The other expenses of US$1.6 million in the current quarter relate to the correction of a previous misallocation at Morila.

Main balance sheet movements for the quarter ended 30 June 2005 are increases in property, plant and equipment, which relate to costs incurred on the development of the Loulo mine, an increase in ore stockpiles and an increase in receivables.
The increase in receivables is due to further payments in advance relating to the Loulo construction contract to ensure that the contract stays on track. A provision for the Loulo closure cost obligation and matching closure cost asset has also been recognised.

The decrease in cash and cash equivalents also relates to the continued funding of the Loulo project. Increases in long-term borrowings result from the drawdown of the Loulo project finance loan amounting to US$15 million in the first quarter and a further US$10 million in the second quarter, as well as a partial draw down on the Caterpillar finance facility. The Loulo project finance loan is now fully drawn.

Working capital changes on the cash flow statement reflect an increase in the ore stockpile balance at Morila, in line with the mine plan, as well as an increase in receivables such as reimbursable fuel duties at Loulo. The financing of contractors relate to the advances made to Loulo contractors.

OPERATIONS
MORILA GOLD MINE
We have continued to work with the operators of the mine in order to return the mine to full production capacity. The strategy has been to achieve consistent sustainable production and by the end of the quarter this approach appeared to be producing the desired results with plant throughput rising by almost 100 000 tonnes over the quarter, which is a 12% increase quarter on quarter. Gold produced for the quarter of 165 359 ounces, was in line with forecast and was only slightly lower than the previous quarter when higher grades were fed to the mill. Costs continue to be a concern and we are monitoring this very closely.

                                 Quarter    Quarter    Quarter
                                   Ended      ended      ended
                                 30 June     31 Mar    30 June
US$000                              2005       2005       2004
Morila Results
Mining
Tonnes mined (000)                 6 964      7 815      5 261
Ore tonnes mined (000)             2 002      1 646        889
Milling
Tonnes processed (000)               951        857        867
Head grade milled (g/t)              5.9        6.6        3.8
Recovery (%)                        92.0       92.4       80.0
Ounces produced                  165 359    167 272     85 081
Average price received
(US$/ounce)                          430        428        332
Cash operating costs*
(US$/ounce)                          146        166        213
Total cash costs*
(US$/ounce)                          176        198        238
Cash profit (US$000)              40 813     46 773      9 070
Attributable (40%)
Ounces produced                   66 144     66 908     34 032
Ounces sold                       65 030     74 731     35 026
Cash profit (US$000)              16 325     18 709      3 628

(continued)                              6 Months     6 Months
                                            ended        ended
                                          30 June      30 June
US$000                                       2005         2004
Morila Results
Mining
Tonnes mined (000)                         14 779       11 886
Ore tonnes mined (000)                      3 612        1 776
Milling
Tonnes processed (000)                      1 808        1 662
Head grade milled (g/t)                       6.2          4.3
Recovery (%)                                 92.2         83.2
Ounces produced                           332 631      192 196
Average price received
(US$/ounce)                                   427          360
Cash operating costs*
(US$/ounce)                                   156          183
Total cash costs*
(US$/ounce)                                   187          208
Cash profit (US$000)                       87 585       28 478
Attributable (40%)
Ounces produced                           133 052       76 878
Ounces sold                               139 761       76 411
Cash profit (US$000)                       35 034       11 391

* Refer other financial measures provided above.

One week into the 3rd quarter, the staff of the mining contractor, Somadex, commenced an unprocedural strike. With assistance from national union officials, talks have continued to resolve the situation. At the time of going to print, a settlement had been proposed. Production forecasts have not been materially affected because of the availability of significant full grade ore stockpiles on the run of mine pad.

The operator of the mine, AngloGold Ashanti, through its subsidiary Anser, has undergone a re-structuring and major staff changes have been implemented. An independent CEO has been appointed at Morila, answering directly to the Morila
SA Board.

LOULO GOLD MINE
CONSTRUCTION
The Loulo mine Phase I development made steady progress over the quarter with the initiation of dry commissioning of certain items. The various phases of commissioning (dry, wet and finally, the feeding of low-grade ore) are expected to progress through end July - August. The commissioning programme will run into
August because of delays experienced with break-bulk shipping schedules in June and early July. The early onset of rains and associated construction issues necessitated the rescheduling of the Gara River dam wall and diversion earthworks. This is not expected to significantly impact on the Phase I commissioning and in turn has allowed the focus to remain on the completion of the tailings storage facility which is critical to complete before the onset of production.

The oxide crushing circuit is 95% complete and dry commissioning of this part of the plant has commenced. The first feed conveyor is complete ahead of schedule.
Attention has focussed on the milling circuit and with mills and associated cyclone clusters installed, the installation of girth gears, gear boxes and mill motors are scheduled through July, which will allow both mills to be commissioned on oxide material and enhance the oxide processing capacity allowing the mine to meet its production build up to year end.

The commissioning of the carbon in leach circuit will commence in the last week of July. Final process water storage and supply remains on a critical path with some temporary piping and pumping measures required again due to the late arrival of certain freight. To ensure the commissioning programme starts in
July, certain items have been air-freighted to site.

All 15 Caterpillar generator sets are on site and commissioning of the first seven engines has commenced ensuring the availability of adequate power supply for Phase I. In parallel with the Phase 1 commissioning programme, construction of the Phase II (hard rock circuit) has started. Infrastructure projects focussing on roads, auxiliary facilities, housing and other amenities are advanced and scheduled to be completed over the rest of the year.

Manpower build-up along with the selection and training of people is well advanced.

OPERATIONS
At Loulo 0 mining activities focussed on building the soft ore run of mine pad with Loulo 0 waste. Advanced grade control drilling at Loulo 0 has been completed in the upper 80 metres of the pit. Results show a shallow northerly plunge to high-grade mineralisation that is parallel to lineations mapped in the hanging wall sediments. Results from below the Garra sediments, immediately north of the pit, indicate moderate mineralisation that could extend the pit some 50 metres. Mining of the Loulo 0 orebody is scheduled to commence following the completion of the hard rock run of mine pad and ahead of the commissioning of the Phase II (hard rock) circuit. Until then waste rock will be mined to build up the run of mine pad extensions.

During the quarter, ore mining of oxide material in the Yalea pit commenced.
Topsoil stripping exposed the ore zone, with low grade topsoil being used to line the run of mine pad and build a low-grade stockpile for commissioning, while the high-grade material was stored separately. Grade control trenches have been dug to help delineate the ore contacts within the saprolite. Sampling of these trenches has shown the ore/waste contact to be visible and sharp in most cases. A total of 220 000 tonnes at 4.5g/t for 32 000 ounces was stockpiled by quarter end.

PROJECTS AND EVALUATION
LOULO PROJECT
UNDERGROUND DEVELOPMENT STUDY
SRK Consulting have completed a study examining the feasibility of mining, as two operations, the down-dip extensions of the Yalea and Loulo 0 open pit orebodies from underground.

The results have exceeded our expectations. The project is robust and has the potential to add significant mine life and value.

Mining method chosen is sub-level open stoping with or without post-fill depending on the grade of the area. The study does not incorporate any data subsequent to the end of March, although further drilling has since taken place, the results of which are tabulated at the end of this section. The following ore reserves form the basis for the current estimates relating to the two underground operations.

                   Million tonnes     Grade     Mozs
Yalea                        8.40      6.88     1.86
Loulo 0                      5.14      3.98     0.66
Total                       13.54      5.81     2.52

Operating costs have been based on a comparison to "mines of this type" with appropriate adjustments for local conditions. Metallurgical testwork has confirmed that the deeper ore is no different from the shallower ore and that the current plant will be able to process the underground ore.

Initial capital estimate to steady state production (4 years) amounts to approximately US$100 million.

Currently the schedule anticipates commencing the decline development in 2006 and full production being achieved in 2009. Combined, and on a stand alone basis, the two underground mines are estimated to produce approximately 1.8 Mozs
(recovered) over a 10 year period with production subsequently continuing from
Yalea. Work is continuing to optimise the opencast to underground interface and mining schedules.

Subsequent to the data cut-off for the underground development study, further drilling was undertaken to both infill and extend the known mineralisation. At
Yalea, 20 diamond drillholes were completed of which the results of 13 have been received. Deflections drilled off original holes into the high-grade bonanza material continue to return impressive results. Three holes were drilled below the present geological model in the south and central portions of the orebody.
These three drillholes confirmed the continuity of the mineralised structure to a depth of 830 metres below surface. However, access to these depths would require a vertical shaft system.

                               Inter-
                              Section        Select-
          Hole                  width   Grade     ed
            ID    From      To    (m)   (g/t)  unit*
Yalea  YDH165w  554.44  559.66   5.22   9.29
Yalea  YDH159w  591.98  597.11   5.13  26.69
Yalea   YDH215  321.90  325.57   3.67   3.90
Yalea   YDH188  837.10  839.82   2.72   2.64
Yalea   YDH229  351.00  371.85  20.85   4.17   9.47m
                                           @ 6.27g/t
Yalea   YDH210  240.68  250.35   9.67   2.78
                259.80  267.12   7.32   4.72   4.03m
                                           @ 5.76g/t
Yalea   YDH211  199.00  205.90   6.90   3.85
Yalea   YDH219  299.15  302.65   3.50   5.52
Yalea   YDH214  331.10  333.30   2.20   7.64
Yalea   YDH218  313.80  330.16  16.36   3.04
Yalea   YDH216  405.65  425.20  19.55   1.87   4.05m
                                           @ 3.18g/t
Yalea   YDH187  923.61  925.36   1.75   3.19
Yalea   YDH220  662.00  672.00  10.00   1.68
*      Selection based on geology and grade

TONGON PROJECT
Progress continues to be made towards resolution of the conflict in Cote
d'Ivoire and elections are planned for October 2005. Field work remains on hold and will recommence following peaceful elections.

The June 2002 prefeasibility study on Tongon has been updated to reflect current market conditions.

The updated resource base now stands at 35.98 million tonnes at a grade of
2.77g/t for a total of 3.2 million ounces.

                                                Gold
                                  Grade      content
                           Mt      (g/t)      (Mozs)
Northern zone            5.29      3.47         0.59
Southern zone           30.69      2.65         2.61
Total                   35.98      2.77         3.20

All resources are in the inferred category. A mineable resource has been estimated only for the southern zone of 13.05 million tonnes at a grade of
3.54g/t for a total of 1.5 million ounces. This has formed the basis of a preliminary economic assessment which indicates that the project meets our hurdle rates for further investment.

We have designed a 27 000 metre drilling programme to close the interhole spacing to a 50 metre x 50 metre grid which will allow the completion of a final feasibility study and production decision within 2 years of re-commencement of exploration and feasibility activities.

EXPLORATION ACTIVITIES
Our strategy this field season has been to hunt for new ounces with a focus on identifying new targets and opportunities. As a result the main emphasis has been on our generative function in west and east Africa. This has led to the compilation of a new west African GIS (Geographic Information System) study which has been cascaded down to a country by country review and target generation exercise. The results of this study have been the acquisition of seven new permits in three countries (2 021km(2)) and the submission of an additional 15 applications (9 317km(2)) within five countries. In total, we now have a total land package of 11 537km(2) in six African countries and a portfolio of 141 targets.

At Loulo, five drill rigs continued to drill. Three diamond core rigs tested
Yalea, an RC rig completed advanced grade control and a RAB rig tested targets along the extensions of the main mineralised structures. In addition to the resource conversion and underground development associated with the known resources, drilling focus has also been on 'finding the next one' with further encouraging results being returned from targets in the south of Loulo (Faraba)
and the Selou area (Sinsinko). At Faraba, trench and RAB drilling have so far delineated 2.5 kilometres of bedrock mineralisation within an overall four kilometre surface anomaly. Recent RAB results include: 13 metres at 2.17g/t, 27 metres at 1.57g/t and nine metres at 1.75g/t, supporting trench results.
Geologically the target is similar to Yalea in that a north-south striking shear is developed at the contact between argillaceous quartzite and greywacke. At
Selou, follow-up RAB drilling on a 1.8 kilometre soil anomaly have returned anomalous values (plus 100ppb) over 30 metre widths, associated with a north -
south fault. At P64, a 1.5 kilometre plus 100ppb north northwest soil anomaly characterises the target. Previous work concentrated on only a 500 metre segment, which contains a weakly tourmalinised greywacke outcrop within the overall 1.5 kilometre target, where 16 diamond holes and 15 percussion holes were drilled. This work identified a 145 metre long, strongly mineralised zone.
Work has started testing the full 1.5 kilometre anomaly with trenching and RAB drilling, results were pending at the time of reporting.

Exploration has now commenced at Sitakili, 21 kilometres east of Loulo.
Geologically, mineralisation occurs within an antiformal sequence of metasediments. To date, three structural corridors intruded by dykes have been identified, each with a width of approximately 100 metre and strike of three kilometres with values up to 19g/t from rock chips.

In southern Mali, at Morila, further drilling at the Samacline target returned the following: SAM009 15 metres at 4.72g/t, SAM012 five metres at 4.33g/t and three metres at 5.84g/t, SAM014 five metres at 5.13g/t, and SAM019 two metres at
6.40g/t. A small high-grade resource has been inferred. However, this is believed to be part of a much bigger system which is open to the west.

In the Morila region, a diamond drilling programme has tested three targets, confirming a flat lying structural architecture and sediments with evidence of alteration similar to Morila but results received to date have shown no significant gold grades. Elsewhere in southern Mali, a generative study has led to further ground acquisition.

In Senegal, work at Bambaraya has identified a wide zone of iron carbonate alteration associated with mineralisation and new trenches 100 metres north and
150 metres southwest of the main zone have intersected significant mineralisation (BBTR04: six metres at 1.76g/t, four metres at 5.48g/t and 12 metres at 4.06g/t; BBTR06: 12 metres at 2.34g/t). Infill drilling at Sofia has increased our knowledge of the target. We see a variation in the mineralisation from broad low-grade envelopes to narrow high-grade intercepts along the 3 400 metre anomalous corridor. Presently the inter-hole spacing is 400 metres and between the best holes drilled in terms of results (44 metres at 2g/t and six metres at 9.5g/t), there is a combined strike of 1 600 metres untested. At
Tombo, a small low-grade resource has been identified with limited upside potential. In addition one new permit has been granted consolidating our groundholding around Sabodala. Two further permits have been applied for and negotiations are being finalised with a Senegalese company on a new joint venture opportunity.

In Burkina Faso, exploration has continued in the Kiaka and Danfora regions.
However over the quarter, the emphasis has shifted to the Kiaka area. This area lies along a regional structure which controls six known deposits containing combined resources of eight million ounces of gold. Nine applications have been submitted, three of which have been granted covering the southern part of this fault system.

In Ghana, work continued on generating new regional targets. As a result, applications have been made for four reconnaissance permits and due diligences have been undertaken on a number of joint venture opportunities.

In Tanzania, reconnaissance exploration continues both in the Mara and Musoma greenstone belts to understand the geology and structural architecture leading to the identification of targets. This regional information combined with the acquisition and processing of geophysics over both areas of activity during the last quarter has enhanced our structural understanding and our ability to focus follow up work. RAB drill programmes are being motivated to test beneath complex regolith profiles in favourable structural locations. A new permit, Buhemba
South, surrounding the Buhemba mine, has been granted to Randgold Resources.

PROSPECTS
Loulo remains on track to produce its first gold in the third quarter, and it is anticipated that the company will meet its announced production targets for the year. Results from the Loulo underground study confirms the long term growth potential of the mine.

With the updated economic review at Tongon, the company is now properly positioned to proceed with a planned 'bankable feasibility' programme when the political situation in the Cote d'Ivoire returns to normal.

The company continues to evaluate value creating opportunities through exploration, discovery and development, as well as leverage from acquisition opportunities.

The Company celebrates its 10th anniversary in August 2005.

D M Bristow                       R A Williams
Chief Executive                   Financial Director

3 August 2005

Registered office: La Motte Chambers, La Motte Street, St Helier, Jersey JE1
1BJ, Channel Islands Web-site: www.randgoldresources.com Registrars:
Computershare Investor Services (Channel Islands) Limited, PO Box 83, Ordnance
House, 31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands Transfer agents:
Computershare Services plc, PO Box 663, 7th Floor, Jupiter House, Triton Court,
14 Finsbury Square, London EC2A 1BR Investor and media relations: For further information contact Kathy du Plessis on Telephone +27 (11) 728-4701, Fax +27
(11) 728-2547, e-mail: randgoldresources@dpapr.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at
Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form
20-F for the year ended 31 December 2004 which was filed with the United States securities and exchange commission (The 'SEC') on 29 June 2005. Randgold
Resources sees no obligation to update information in this release. Cautionary note to US investors; the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the
SEC's industry guide number 7.